

Mail Stop 3561

April 25, 2016

Bobby L. Peavler
Chief Financial Officer
Celadon Group, Inc.
9503 East 33rd Street
Indianapolis, IN 46235

> **Re:** **Celadon Group, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2015**
> **Filed September 10, 2015**
> **File No. 001-34533**

Dear Mr. Peavler:

We have reviewed your April 8, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2016 letter.

Form 10-K for Fiscal Year Ended June 30, 2015

Item 7: Management's Discussion and Analysis – Liquidity and Capital Resources
Cash Flows, page 28

1. Refer to your response to prior comment 2. It appears from the response and your disclosures that you generate income and related expenses from the sale of tangible products (tractors and trailers), leasing, and services (freight transportation, tractor management and other services). In this regard, please tell us where the revenues and related costs associated with these activities are reported in your statement of operations and your consideration of Rule 5-03(b)1 and 2 of Regulation S-X with respect to your presentation.

Notes to Consolidated Financial Statements
Revenue Recognition, page 43

2. Please expand your disclosure to include the accounting policy for each of your material revenue activities and related expenses, pursuant to ASC 235-10-50 and SAB Topic 13.B. In connection with this, disclose the direct costs of trucking revenue stated in your current policy that are recognized on the date freight is delivered.

Note (16) Gain on Disposition of Equipment, page 55

3. Refer to your response to prior comment 3. Please tell us how you are accounting for the Element arrangement and the authoritative support for your treatment. Also, tell us if the asset sales to Element relate to the asset sales referred to in your response to prior comment 2, and if so, what portion is represented by the Element sales.

4. You state in your response to prior comment 3 that the leased assets sold to Element are not part of your ongoing major or central operations. It appears that the sale amounts, net results and cash flows of this activity are material to your consolidated revenue, results and operating cash flows for fiscal 2015 and the six months ended fiscal 2016. It also appears from your website that your Quality subsidiary continues to offer the sale of new assets as one of its business activities. Please tell us the basis for your belief that the sale of new assets is not part of your ongoing major or central operations.

5. Refer to your response to prior comment 4. Please tell us where the results of the sales of old Celadon fleet units referred to in the response are reported in your statement of operations.

6. In your response to prior comment 4, you state that the agreements with Element and 19th Capital are similar but not identical in that the assets sold to 19th Capital have been comprised of old Celadon fleet units. However, in the Form 10-Q for the period ended December 31, 2015 you disclose that pursuant to the agreements with Element and 19th Capital that you purchase tractors for sale to Element and 19th Capital. Please reconcile these statements for us. Additionally, please tell us your accounting for any new assets sold to 19th Capital and where the results of these transactions are reported in your statement of operations.

7. In the first bullet at the top of page 25 of the above referenced Form 10-Q you state that under certain circumstances you may be required to take certain actions to recover vehicles and provide other support and may be required to repurchase certain leases or financings from the Quality Financing Parties upon Quality's uncured material breach of the respective agreements. Please tell us your consideration of ASC 450-20 and 460 with respect to any contingencies or obligations associated with these arrangements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure